SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 20, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 20, 2026.

Buenos Aires, March 20th 2026

To:

CNV / BYMA / A3 Mercados

Re. Relevant Event.

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the General Shareholders’ Meeting of Banco Macro S.A. to be held on April 8th 2026.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

Buenos Aires, March 20th 2026

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

General Department of Corporate Affairs

Mr. Hernán Castrogiovanni

Tucumán 500, mezzanine

S __________ _____ /__________ ___________D

Re.: NOTE N° NO-2026-23644110-ANSES-DAS#ANSES

Dear Sirs,

We write to you in reply to your request of information regarding the General Shareholders’ Meeting of Banco Macro S.A. called for April 8th 2026, and in that respect, please be advised as follows:

a. Detailed description of the shareholders structure to date, including information taken from the Company’s Stock Ledger indicating the participating interest percentage of each shareholder holding a participating interest above 5%, by class of shares; total number of shares, participating interest and number of votes.

Please find below the shareholding structure as of February 28th 2026:

SHAREHOLDER’S NAME/ CORPORATE NAME	Class A Shares	Class B Shares	Capital Stock	Participating Interest	Voting Interest
Other Shareholders (Foreign Stock Exchange)	-	142,840,030	142,840,030	22.34%	20.87%
ANSES-F.G.S. Law No. 26425	-	191,583,304	191,583,304	29.96%	27.99%
Delfin Jorge Ezequiel Carballo	4,901,415	118,526,495	123,427,910	19.30%	20.90%
Banco de Servicios y Transacciones S.A., trustee of Fideicomiso de Garantía JHB BMA	5,995,996	104,473,881	110,469,877	17.28%	19.65%
Other Shareholders (Local Stock Exchange)	338,259	70,754,028	71,092,287	11.12%	10.59%
TOTAL	11,235,670	628,177,738	639,413,408	100.00%	100.00%

b. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General Shareholders’ Meeting for April 8th 2026 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

c. Express indication of the personnel authorized and/or empowered by the company to sign this request, attaching a copy of the document evidencing such authorization (if too long, please attach a copy of the relevant part of such authorizing document).

The person signing this request is acting in his capacity as Head of Market Relations designated by the Board of Directors in its meeting held on December 18th 2015 and the relevant portion of the minutes of such meeting is published in AIF.

d. As to the following items of the Agenda, published in the Official Gazette:

i. (Point 1) Appoint three shareholders to sign the minutes of the meeting.

-Please inform who shall be the shareholders designated to such effect.

The motion shall be submitted by the shareholders at the General Shareholders’ Meeting called for April 8th 2026.

ii. (Point 2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2025. Please provide the following:

-	In the event such documentation is not published in the Autopista de Información Financiera (“AIF”) of the Argentine Securities Exchange Commission (or “CNV” for its acronym in Spanish), a copy of the accounting documentation under section 234 of Law No. 19550 as duly approved and executed by the Board of Directors, Syndics and Independent Auditor;
-	A description of the general price index applied in case the Financial Statements submitted for discussion (financial year ended December 31st 2025) are restated in homogeneous currency (pursuant to General Resolution No. 777/2018 issued by the CNV),
-	Any current agreement with related companies for corporate and technical services (date of execution of the agreement or contract, subject matter, price, term, renewal and addendum), with a detailed description of the amounts paid as fees as of the end of the fiscal year ended December 31st 2025, if applicable;
-	In addition, please provide any additional supporting data that may be relevant to discuss this item of the Agenda.

The documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General Shareholders’ Meeting was made available to the public in due time and manner and is currently available in the AIF.

As described in Note 3 to the Consolidated Financial Statements for the fiscal year ended 31 December 2025, such financial statements have been adjusted so that the same are expressed in purchasing power currency to such date, as provided for in IAS 29 and taking into account, as well, the specific rules of the BCRA contained in Communiqués “A” 6651, 6849, as amended and supplemented. The above mentioned rules and standards established the compulsory application of such accounting method as of the financial statements for years beginning January 1st 2020. In order to carry out such re-expression the index to be applied is the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

Please be advised that Banco Macro S.A. has not hired corporate and technical services from related companies pursuant which it might have been rendered corporate and technical services during the fiscal year ended December 31st 2025, and therefore it has made no payments for such description, this being the situation up to the present time.

iii. (Point 3) Evaluate the management of the Board and the Supervisory Committee.

- Please inform the current composition of the Board and Supervisory Committee (regular and alternate members), indicating the designation date, term of office and designation expiry date;

- Provide information of any resignation or changes in the composition of each body and new designations, provide complete name and designation dates as well as any relevant events published before the CNV;

- Inform about the management of the Board and the Supervisory Committee during the fiscal year ended December 31st 2025.

- In addition, please provide any additional supporting data that may be relevant to discuss this item of the Agenda.

The current composition of the Board of Directors is as follows:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Jorge Pablo Brito	Chairman	04/04/2025	12/31/2027
Carlos Alberto Giovanelli	Vice Chairman	04/04/2025	12/31/2027
Nelson Damián Pozzoli	Regular Director	04/04/2025	12/31/2027
Fabián Alejandro de Paul (*)	Regular Director	04/04/2025	12/31/2027
Agustín Mariano Álvarez (*)	Regular Director	04/04/2025	12/31/2027
Constanza Brito	Regular Director	04/12/2024	12/31/2026
Mario Luis Vicens (*)	Regular Director	04/12/2024	12/31/2026
Sebastián Palla (*)	Regular Director	04/12/2024	12/31/2026
José Alfredo Sánchez	Regular Director	04/12/2024	12/31/2026
Daniela Anahí Rivarola Meilán (*)	Regular Director	04/04/2025	12/31/2026
Delfín Federico Ezequiel Carballo	Regular Director	04/25/2023	12/31/2025
Marcos Brito	Regular Director	04/25/2023	12/31/2025
Lucas Matías Gregorio (*)	Regular Director	08/20/2025	12/31/2025 (1)
Santiago Horacio Seeber	Alternate Director	04/04/2025	12/31/2027
Juan Ignacio Catalano	Alternate Director	04/04/2025	12/31/2027

(*) Independent Director.

(1) Corresponds to the expiration of the appointment of Mr. Guido Agustín Gallino, Regular Director whom he replaces. He shall hold office as Regular Director until the next General Shareholders' Meeting, as provided for under section 14 of the Bank's by-laws.

Additionally, we inform that during the year 2025 and up to date, the Board considered the following resignations:

On August 12th 2025 the Board accepted the resignation of Mr. Guido Agustín Gallino as Regular Directors (ID 3401537).

The members of the Supervisory Committee are the following:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Alejandro Almarza	Regular Syndic	04/04/2025	12/31/2025
Carlos Javier Piazza	Regular Syndic	04/04/2025	12/31/2025
Vivian Haydeé Stenghele	Regular Syndic	04/04/2025	12/31/2025
Horacio Roberto Della Rocca	Alternate Syndic	04/04/2025	12/31/2025
Francisco Javier Piazza	Alternate Syndic	04/04/2025	12/31/2025
Claudia Inés Siciliano	Alternate Syndic	04/04/2025	12/31/2025

The Board’s administration and the actions of the Supervisory Committee were in accordance with the provisions of the applicable legal rules and provisions.

iv. (Item 4) Application of retained earnings as of December 31st 2025. The aggregate Retained Earnings expressed in constant currency on December 31st 2025 totals AR$ 290,438,875,537.79, to be applied as follows: a) AR$ 57,898,528,529.31 to the Legal Reserve Fund; b) AR$ 13,680,229,087.73 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones) and c) AR$ 218,860,117,920.75 to the Optional Reserve Fund for Future Distribution of Profits, pursuant to Communique “A” 6464 and supplementary communiques of the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or BCRA).

- Please confirm whether the proposal for the treatment and allocation of the net income for the fiscal year is as stated in the corresponding item of the Agenda.

- Information is requested regarding the rationale behind the proposal;

- Information is requested regarding the date as of which the amounts indicated in the table are expressed or restated;

- Please indicate whether such amounts will be restated as of the date of this Shareholders’ Meeting;

- Please provide detailed information on any changes in all Reserve Funds (Legal Reserve and Reserve Fund for distribution of profits pending authorization of the BCRA), specially indicating its current composition, date of creation and last transactions or operations.

- Regarding the Legal Reserve, please inform whether the Company is in compliance with Section 70 of the General Companies Act.

Please provide a breakdown of such reserve using the following table model:

The proposal for the distribution of retained earnings as of December 31st 2025 is that described under item 4 of the Agenda.

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Distribution of Profits” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Distribution of Profits” account was increased as a result of the resolution approved by the General and Special Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 27th 2018, April 30th 2019, April 30th 2020, April 25th 2023, April 12th 2024 and April 4th 2025, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29, AR$ 5,371,581,684.69, AR$ 7,511,017,454.84, AR$ 12,583,394,397.30, AR$ 32,428,893,419.28, AR$ 33,758,916,408.68, AR$ 468,715,308,515 and AR$ 244,662,747,389.51 respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016, April 27th 2017, April 28th 2018, April 30th 2019 and April 30th 2020 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80, AR$ 701,475,633.60, AR$ 3,348,315,105.00, AR$ 6,393,977,460.00 and AR$ 12,788,268,160.00, respectively, in order to pay a cash dividend. In addition, the Shareholders’ Meeting held on October 21th 2020 resolved to partially release such reserve fund in the amount of AR$ 3,791,721,509 for the payment of a supplementary dividend. Finally, the Shareholders’ Meeting held on April 30th 2021, April 25th 2023, April 12th 2024 and April 4th 2025 resolved to release the amount of AR$ 10,000,425,701.12, AR$ 75,040,918,149.47, AR$ 294,130,167,680 and AR$ 300,000,000,000, respectively, for the payment of dividends in cash or in kind. On the other hand, pursuant to section 64 of Law No. 26831, in the fiscal year 2018 the Bank applied AR$ 4,407,907,175.42 and in the fiscal year 2019 such reserve was increased by the amount of AR$ 30,265,275 as a result of the capital reduction approved by the General and Special Shareholders’ Meeting held on April 30th 2019. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. During the 2025 fiscal year, the reserves were applied in the amount of AR$ 171,727,125.17 resulting from the treasury stock acquisition, pursuant to the Board of Directors' resolution dated October 8, 2025. All the above-mentioned resolutions were published in the AIF in due time and manner according to law. Be advised that the reserve fund expressed in constant currency as of December 31st 2025 totals AR$ 1,345,424,206,526.36.

As expressed in the minutes of the General and Special Shareholders’ Meeting held on April 30th 2022 and published in the AIF, the company created a “Reserve Fund for Dividends pending Authorization by the BCRA” on the amount of AR$ 14,187,872,701.21 and reclassified the excess liabilities by dividends to the date of the above mentioned shareholders’ meeting for the amount of AR$ 6,828,971,026.38, pursuant to the temporary provisions of the BCRA rules in force. The aggregate reserve fund expressed in constant currency as of December 31st 2025 is AR$ 342,950,576,186.97.

Pursuant to the provisions of the Financial Entities Act No. 21526, each year the Bank must apply to the legal reserve fund the proportion of its annual earnings that the BCRA shall determine, which shall neither be less than 10% nor more than 20%. According to the rules of such entity, the Bank shall maintain a legal reserve fund composed by 20% of the annual profits. The last transactions in the “Legal Reserve Fund” account are the following: AR$ 235,219,384.22, AR$ 298,724,146.29, AR$ 488,713,267.35, AR$ 695,907,205.55, AR$ 1,001,682,786.73, AR$ 1,308,459,923, AR$ 1,877,754,363.71, AR$ 3,145,848,599.32, AR$ 8,159,955,104.82, AR$ 3,640,434,200.37, AR$ 8,607,703,822.77, AR$ 117,460,820,732 and AR$ 62,524,569,405.95 for the fiscal years 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2021, 2022, 2023 and 2024, respectively. The legal reserve fund expressed in constant currency as of December 31st 2025 totals AR$ 1,400,492,599,193.07.

The amounts arising from item 4 of the Agenda are restated in constant currency as of December 31, 2025, and shall not be restated as of the date of the Shareholders’ Meeting.

The optional reserves, created by the above mentioned shareholders’ meetings, are reasonable and are the result of a prudent administration under the provisions of subsection 3, Section 66 of the General Companies Act.

v. (Item 5) Release of a portion of the Optional Reserve Fund for Future Distribution of Profits in order to allow the application of the amount of AR$ 300,000,000,000 to the payment of a dividend in cash or in kind, herein valued at market price, or in any combination of both alternatives, subject to prior authorization of the BCRA. While such authorization is pending, such amount shall be applied to the optional reserve fund known as Reserve Fund for Dividends Pending Authorization by the BCRA (hereinafter referred to as the “Reserve”). Please be advised that such dividend is subject to a 7% withholding under section 97 of the Argentine Income Tax Law, as revised in 2019. Delegation to the Board of Directors of the powers to release of the Reserve and determine the time, currency and other payment terms and conditions, in accordance with the scope of the delegation resolved by the Shareholders’

Meeting. Amount expressed in constant currency as of December 31st 2025.

- Provide the proposal for the distribution of dividends;

- Inform the reason for and convenience of paying such dividends;

- Inform the kind and/or type of currency (Argentine pesos, US dollars or other type of foreign currency) in which such proposed dividends are to be paid;

- Inform the total amount to be paid per outstanding share and the dividend percentage on the outstanding capital stock;

- Provide information as to the liquid assets the Company actually has to make the distribution of dividends;

- Inform whether the Company is subject to any restrictions and/or policies regarding the distributions of dividends in force at the time of the present Meeting;

- Please inform whether the distribution is subject to any legal restrictions imposed by the Central Bank of the Republic of Argentina;

- Since under Resolution No. 777/18 issued by the CNV (Argentine Securities Exchange Commission) any distribution of dividends is to be considered in the currency of the date on which the Shareholders’ Meeting held applying the price index of the month immediately preceding such meeting, please confirm if the proposal is to be re-expressed. In such case, indicate the index to be used and the amounts re-expressed.

- Inform whether you intend to delegate to the Board/subdelegate to certain authorized persons the powers to determine the manner and date for the payment of such dividends. If that is the intention, please indicate the estimated term for the effective distribution of dividends, the powers you shall delegate/subdelegate and to which members of the Board or other persons shall you delegate such powers.

The proposal for the distribution of dividends is that described in item 5 of the Agenda.

The motion to release a portion of the Optional Reserve Fund for Future Distribution of Profits, in order to allow the application of the amount of AR$ 300,000,000,000 to the payment of a dividend in cash or in kind, subject to prior authorization of the BCRA, is based on the changes in income and the preservation of satisfactory ratios of liquidity and solvency.

The total amount that the entity proposes to pay per share is AR $ 469.1969827049, which shall represent a total amount to be distributed of AR $300,000,000,000 (46,919.6982 % of the Bank's outstanding capital of AR $639,390,301).

Please be advised that pursuant to Communique 'A' 8410 dated March 19, 2026, the BCRA established that, until December 31, 2026, financial institutions having obtained prior authorization —in accordance with the provisions of Section 6 of the Restated Text on Distribution of Profits— may distribute their profits in 3 (three) equal, non-cumulative monthly installments as from the third business day of May and each subsequent month in which payment is made. The total amount to be distributed shall not exceed 60% of the net income for the fiscal year 2025, net of the amounts of the legal and statutory reserves required to be funded.

The request of authorization for the payment of dividends shall be submitted to the BCRA once the distribution is approved by the Shareholders’ Meeting.

As a financial institution, the Bank is subject to the rules of the BCRA, which does not provide that the distribution of profits shall be updated in the currency of the date of the Shareholders' Meeting.

Additionally, please be advised that as mentioned in item 5 of the Agenda, the motion to delegate powers to determine the time, currency, terms and other payment terms and conditions, shall be the responsibility of the Board as governing body.

vi. (Item 6) Evaluate the remuneration of the members of the Board for the fiscal year ended December 31st 2025 within the limit as to profits provided for in section 261 of Act 19550 and the Rules of the CNV.

- Please provide the proposed remunerations for the fiscal year ended December 31st 2025.

In addition, please provide the following information:

- number of Board members and how many of them are paid a remuneration;

- the aggregate amount of advance payments allocated as fees to the Board as of December 31st 2025. If such payments were made, please indicate the amount received by each director in advance;

- inform if the global amount proposed includes additional payments for the performance of technical and administrative tasks, for participating as a member of the Audit Committee and/or of any other Special Committees. In case such additional payments were made, please specify the amount received for the technical and administrative tasks including a description of the work done, the amounts received by the Special Committees and/or the amounts received for participating in the Audit Committee by director;

- inform whether the global amount proposed includes remunerations to directors employed by the Bank. If yes, please provide the number of directors who are working in this situation, the received by each of them and the tasks and functions each director performs.

- Please state whether the issuer has an internal policy regarding Board members' remuneration, as well as whether the Corporate Bylaws impose any limitations thereon;

- Finally, please inform whether the Board shall be authorized to advance any fees for the fiscal year beginning on January 1st 2026. Also, please indicate the term within which such advance payments shall be made and the amounts thereof. In addition, please provide a detailed description of the parameters you would use to determine the amount of such advance fees.

- Additionally, please provide comparative information of the amount approved for the last fiscal year and the proposal for the fiscal year ended December 31st 2025, identifying the number of members in each fiscal year.

The proposal of fees to the directors for the above mentioned period was made available to the public in due time and manner according to law by publishing it in the AIF, as provided for by the Rules of the CNV.

The financial statements for the period ended December 31st 2025 include in the Statements of Income the amount of AR$ 12,119,007,897 as remunerations to the members of the Board. Such proposal, as in previous years, does not exceed the limits established under section 261 of Act 19550 and the Rules of de CNV. The values in nominal currency amount to AR$ 10,957,557,993 and the adjustment to express such values in constant currency as of December 31st 2025 amount to AR$ 1,161,449,904.

To date, the Board is composed of thirteen regular members and two alternate members. The allocation of the individual remuneration to the directors shall be submitted in due time to the Board and the Board shall comply with the provisions of section 75 of Decree 471/2018, as provided for in the Construction Criterion No. 45 of the CNV.

During the fiscal year 2025, all the directors performed technical and administrative tasks, save for the independent directors.

No regular director is employed by the Bank.

The members of the Audit Committee receive no additional fees to those they are entitled to for the performance as directors.

The Bank does not have an internal policy regarding the remuneration of Board members, and the Corporate Bylaws do not provide for any limitations in this regard.

As is standard practice in the Bank, advance payments are made on a monthly basis to the directors for their performance in such capacity. Each year, the total amount of fees paid under this description during the financial year is submitted to the Shareholders' Meeting for consideration.

In this regard, we inform the following:

Remunerations to the Board	Approved for Year ended 12/31/2024	Approved for Year ended 12/31/2025
Global Amount	AR$ 12,072,408,576.17	AR$ 10,957,557,993.20
Nominal decrease		- AR$ 1,114,850,573.97
Percentage decrease		-9.23%

Figures expressed in nominal values of each moment.

vii. (Item 7) Evaluate the remuneration of the members of the Supervisory Committee for the fiscal year ended December 31st 2025. Please provide the following information:

- the proposed remunerations to the members of the Supervisory Committee for the fiscal year ended December 31st 2025;

- the breakdown of the total amount proposed and the amount per syndic as well as any amounts paid in advance per member during the fiscal year ended December 31st 2025;

- Finally, please inform whether the Board shall be authorized to advance any fees to the Supervisory Committee for the fiscal year beginning on January 1st 2026. Identify advance fees of each syndic. Also, please indicate the term within which such advance payments shall be made and the amounts thereof. In addition, please provide a detailed description of the parameters you would use to determine the amount of such advance fees.

- In addition, please provide comparative information of the amount approved for the last fiscal year and the proposal for the fiscal year ended December 31st 2025, identifying the number of members in each fiscal year.

Please be advised that the amount proposed as fees to the members of the supervisory committee in nominal currency amounts to AR$ 175,016,970. The adjustment to express such amount in constant currency on December 31st 2025 is AR$ 21,098,107.

As to the breakdown of the individual amount paid to each syndic for his performance during the year 2025, the Bank shall comply with the provisions of section 75 of the Decree No. 471/2018, all in accordance with the provisions of the Construction Criterion No. 45 issued by the CNV.

As is standard practice in the Bank, advance payments are made on a monthly basis to the syndics for their performance in such capacity. Each year, the total amount of fees paid under this description during the financial year is submitted to the Shareholders' Meeting for consideration.

In this regard, we inform the following:

Remunerations to the Supervisory Committee	Approved for Year ended 12/31/2024	Approved for Year ended 12/31/2025
Global Amount	AR$ 135,027,0000	AR$ 175,016,970
Nominal increase		AR$ 39,989,970
Percentage increase		29.62%

Figures expressed in nominal values each moment.

viii. (Point 8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2025.

- Please provide the proposal of the remuneration to be paid to the independent auditor for the fiscal year ended December 31st 2025 and the real amount paid under such description for the previous fiscal year, indicating whether there were any changes in tasks as compared with those performed for the immediately preceding financial statements.

- If there is a considerable increase, please provide the reasons for such increase.

- In addition, please inform the amount paid with respect to the last fiscal year, indicating whether such amount includes any taxes or not.

The independent auditor´s fees for the year ended 31 December 2025 amounts to AR$ 1,657,954,379 plus VAT. The effective amount enforced for the year 2024 is the same as the amount approved by the Shareholders’ Meeting held on April 2025, i.e. AR$ 1,103,139,164 plus VAT. Please be advised there have been no changes in tasks or functions compared to those performed for the immediately preceding financial statements.

The increase corresponds to the variation in the CPI during the 2025 financial year and a slight adjustment in the fee.

Remuneration independent auditor	Approved for Year ended 12/31/2024	Approved for Year ended 12/31/2025
Global Amount	AR$ 1,103,139,164	AR$ 1,657,954,379
Nominal increase		AR$ 554,815,215
Percentage increase		50.29%

ix. (Item 9) Appoint three regular directors to hold office for three fiscal years, in order to fill the vacancies originated by the termination of the relevant terms of office.

- Please inform the proposed designation of regular and alternate members of the Board, indicating the complete name of all nominees proposed, term of office and their background information and/or resumes evidencing their suitability for the position, as well as whether they will be independent.

In connection with the next General Shareholders’ Meeting, as evidenced by the relevant event published in the AIF last March 4th, Mr. Delfín Jorge Ezequiel Carballo, in his capacity as shareholders, and the attorneys-in-fact of Banco de Servicios y Transacciones S.A., trustee of the shareholder Fideicomiso de Garantía JHB BMA, communicated they intend to propose as regular directors, for three years, the designation of Mr. Delfín Federico Ezequiel Carballo and Marcos Brito.

Please be advised that Mr. Delfín Federico Ezequiel Carballo and Marcos Brito are regular directors and were authorized by the BCRA in accordance with the Revised Text “Financial Entity Authorities”. The character of independence will be expressed in the Shareholder´s meeting at the time of its appointment.

Below, please find the background information of the nominees to be proposed by the above mentioned shareholders:

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a degree in business economics from Universidad Torcuato Di Tella. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation S.A., Havanna S.A. and Havanna Holding S.A. and as alternate director of Genneia S.A. Previously, he served as vice chairman of Argenpay S.A.U. (2019- 2021).

Marcos Brito was born on October 5, 1982. Mr. Brito holds a degree in Business Economics from Universidad Torcuato Di Tella. He joined us in October 2005. Additionally, he is Chairman of Macro Agro S.A.U. and Macro Fiducia S.A.U,. He also serves as a director of Inversora Juramento S.A, Fiduciaria JHB S.A. and as an alternate director of Genneia S.A. Previously, he served as a director of Nuevo Banco Bisel S.A. from November 2007 to August 2009, as a director of Banco Privado de Inversiones S.A. from September 2010 to December 2013, as an alternate director of Banco del Tucumán S.A. from January 2014 to December 2018, as chairman of Argenpay S.A.U. (2019-2022), and as chairman of Banco BMA S.A.U. from November 2023 to November 2024.

x. (Point 10) Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

- Please inform the proposal for the appointment of the regular and alternate members of the Supervisory Committee, indicating the complete name of all nominees proposed, term of office and their background information and/or resumes evidencing their suitability for the position.

The proposal shall be made by the shareholders at the General Shareholders’ Meeting called for April 8th 2026.

xi. (Point 11) Appoint the independent auditor for the fiscal year to end on December 31st 2026. - Please inform the proposal for the appointment of such independent auditor (complete names of all nominees and name or names of the audit and/or accounting firms), both regular and alternate, including their background information evidencing they are qualified to hold office.

Pursuant to the sworn statements published in the AIF, the Accountants Eleonora Prieto Rodriguez and Ignacio Alberto Pío Hecquet, members of the audit company Pistrelli, Henry Martin y Asociados S.A., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively, the eligibility and suitability of both is supported by such sworn affidavits.

xii. (Point 12) Determine the Audit Committee’s budget.

- Information is requested regarding the proposed budget for the Audit Committee;

- Please provide a statement regarding the reasonableness of the proposed amount;

- In addition, please inform the amount actually disbursed for this same description in the last fiscal year

- Additionally, we request a comparative analysis of the amount approved for the previous fiscal year against the proposal for the fiscal year currently under consideration.

The budget to be proposed for the Audit Committee for the year 2026 is AR$ 3,000,000, which is deemed reasonable considering the duties performed by said committee.

Audit Committee’s budget	Approved Fiscal Year 2025	Proposal Fiscal Year 2026
Global Amount	AR$ 2,000,000	AR$ 3,000,000
Nominal Increase (vs previous year)	-AR$ 22,300,000	AR$ 1,000,000
Percentage Increase	-91.77%	50.00%

Regarding the Audit Committee's budget, approved by the previous Shareholders' Meeting, it is reported that it was not necessary to use such budget during the fiscal year 2025. It should be noted that the committee members, in order to maintain the necessary levels of technical competence, participated in seminars and professional development workshops without incurring additional expenditures.

xiii. (Point 13) Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

- Please provide the names of the persons that shall be authorized to such effect, their labor relationship with the Company, if any, and their position within the Company, if applicable.

In addition, please provide any additional supporting data that may be relevant to discuss this item of the Agenda.

The proposal shall be made by the shareholders at the General Shareholders’ Meeting called for April 8th 2026.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 20, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer